# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Standard Nuclear, Inc., CIK 0002086716
CUSIP: 853678100
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 EUROPIA AVE, OAK RIDGE, Tennessee (TN), 37830
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002041625

## Reporting persons
- ST-1014 Fund I, a series of Fundomo Syndicates, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,000,000; sole dispositive power 0; shared dispositive power 14,000,000; aggregate amount beneficially owned 14,000,000 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Standard Nuclear, Inc.
Address of issuer's principal executive offices: 200 EUROPIA AVE, OAK RIDGE, TENNESSEE, 37830.

## Item 2. Person Filing
Name of person filing:
ST-1014 Fund I, a series of Fundomo Syndicates, LP (?ST-1014 Fund I? or the ?Reporting Person?).
ST-1014 Fund I holds of record the shares of Class A Common Stock reported herein. ST-1014 Fund I may be considered an affiliate of Fundomo SN-001, LP, Fundomo SN-002, LP, Fundomo SN-001 GP, LLC and Fundomo SN-002 GP, LLC (collectively, the ?Fundomo Entities?). However, voting and dispositive power over the shares held by ST-1014 Fund I has been delegated on an irrevocable basis to an unaffiliated third-party investment adviser pursuant to the terms of ST-1014 Fund I?s limited partnership agreement, and none of the Fundomo Entities has voting or dispositive power over such shares. As the fund lead under such limited partnership agreement, Corey L. Nobile may also be considered to have shared voting and dispositive power over such shares. The filing of this statement shall not be construed as an admission that the Reporting Person is a member of a ?group? with any other person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise.
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is PO Box 3217, Seattle, WA 98114.
Citizenship: See Row 4 of the cover page for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for the Reporting Person.
Percent of class: See Row 11 of the cover page for the Reporting Person. The percentage set forth in Row 11 of the cover page is based on 146,251,897 shares of Class A Common Stock outstanding as of November 1, 2026, as disclosed in the Issuer?s Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission on November 12, 2026.
Sole power to vote or to direct the vote: See Row 5 of the cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The partners of ST-1014 Fund I, and other persons entitled to distributions from ST-1014 Fund I, including any carried-interest recipients, may have the right to receive, indirectly through their interests in ST-1014 Fund I, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock held by ST-1014 Fund I. To the knowledge of the Reporting Person, no such person?s interest relates to more than 5% of the outstanding Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ST-1014 Fund I, a series of Fundomo Syndicates, LP: Roland Becotte Nobile, General Counsel of the Delegated Reporting Person (11/13/2026)